Mail Stop 3561

March 18, 2010

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, Texas 77024

>   **Re: Bluegate Corporation**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed March 1, 2010**
>   **File No. 000-22711**

Dear Mr. Sperco:

We have reviewed your revised Preliminary Information Statement on Schedule 14C filed March 1, 2010, as well as the accompanying response letter dated March 1, 2010, in response to our comment letter dated February 19, 2010, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary Term Sheet, page 2

1. Because you already have taken the actions authorized by the shareholder consent, please delete the following sentence: "The resolutions will become effective twenty (20) calendar days after this Information Statement is first mailed to our shareholders."

2. Please revise the bullet points to include one or more cross-references to a more detailed discussion contained in the filing. Refer to Item 1001 of Regulation M-A.

Regulatory Approvals, page 10

3. We note your statement that "SEC regulation requirements must be complied with or approval must be obtained in connection with the transaction." Please revise this language to clarify the nature of the requirements with which you must comply and/or the approval that you must obtain in connection with the transactions contemplated by the shareholder consent, as well as the status of such compliance and/or approval.

Reports, Opinions, Appraisals, page 10

4. Please revise your filing to provide a narrative and quantitative description of the fees paid or to be paid to Convergent Capital Appraisers LLC. Refer to Item 1015(b)(4) of Regulation M-A.

5. We note your reference to relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances by CCA. Please describe the financial analyses performed by CCA, including the bases for and methods of arriving at CCA's opinion. Refer to Item 1015(b)(6) of Regulation M-A. We note that you have filed the fairness opinion; however, if CCA provided a board book or similar report including the financial tables and analyses to the company, please supplementally provide to us the entire report of CCA.

Past Contacts, Transactions or Negotiations

6. Please describe the negotiations that that led to the transactions, including the dates and identity of the parties involved. Refer to Item 1005(b) of Regulation M-A. Please also disclose the timing and circumstances of CCA's engagement as a financial advisor.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director